SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|  Form 40-F | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes | | No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 October 5, 2004 Press Release Announcing that Futuremedia Hits the Home Learning Market With Launch of Personal Interest E-Learning Courses.




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

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company



By:    /s/ Mats Johansson
    --------------------------
       Mats Johansson
       Chief Executive Officer


Date:  October 5, 2004




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

                                    EXHIBIT 1

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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


                                    EXHIBIT 2

PRESS RELEASE

   FUTUREMEDIA HITS THE HOME LEARNING MARKET WITH LAUNCH OF PERSONAL INTEREST
                               E-LEARNING COURSES

BRIGHTON, ENGLAND - 5TH OCTOBER 2004 - E-learning provider Futuremedia, has today announced the launch of its new range of personal interest e-Learning courses. In response to feedback from thousands of home computer users already signed up to the hugely successful "Learning For All(TM)" program, (which incorporates the Government's Home Computing Initiative (HCI)), Futuremedia has unveiled a complete series of new online courses.

Users benefiting from these new courses can develop a variety of new skills ranging from making basic home improvements to creating the perfect barbecue as well as learning basic computing skills. Each course lasts approximately 25 minutes and provides the learner with helpful, practical tips and advice on each topic.

David Welham, managing director of Futuremedia UK explained: "We welcome feedback from users on our Learning for All programs, and are delighted to have developed these lifestyle courses to match their interests. We also expect to see huge growth in our portfolio of courses over the next few months."

"The home learning market is expanding at a rapid pace and the success of the Futuremedia Learning for All initiative proves that people not only want to take advantage of an affordable computer, but also want a complete package that provides both new information and learning skills."

Published today are the following titles: Holiday Planning, The Perfect Barbecue, Basic Computing and School Smart. At the end of October the following additional titles will be published: Party Catering, Skiing and Snowboarding holidays, Camping and Caravanning, Buying and Selling a Home, Garden Design, Digital Photography and Video Editing, Internet Shopping and Child Development. More courses currently under development by Futuremedia are to be released later this year and will cover the following topics: Healthy Eating, Fit for Life, First Aid for the Home, Beginners Wine Guide, Home Improvement and Planning Your Child's Future.

Following its launch in 1999, the Government's Home Computing Initiative has helped many UK organizations to improve the basic IT literacy of their workforce. By offering a tax exemption companies can loan computers to their

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

employees free from any tax liability. Futuremedia's Learning for All program allows employees access to an internet-ready, fully installed home computer with on-line learning content.

ABOUT FUTUREMEDIA

Futuremedia is a European-based e-Learning provider with 20 years experience in providing technology-based solutions to public and private sector organisations. Services include: learning consultancy, custom made learning programmes, an extensive library of published courseware titles and needs analysis and follow up of individual employees.

Futuremedia is the leading Government Home Computing Initiative (HCI) supplier in the UK. Its Learning For All programme, a fully hosted service allows employees access to an internet-ready, fully installed home computer with on-line learning content at a discounted cost through Government tax incentives.

Futuremedia customers include; Royal Mail, Britvic, BT, Channel Four and Hilton International. Futuremedia partners with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.

"Safe  Harbor"  Statement  under Section 21E of the  Securities  Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance, financial condition, customer acceptance of the Learning For All(TM) program, and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including its new range of personal interest e-Learning courses and Learning For All(TM)), the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Press information: John Helmer, Senior Marketing Manager, T: +44 1273 829700;

Investor relations queries: Mats Johansson, CEO, ir@futuremedia.co.uk
T: +44 1273 829700
or
Annemieke Lommaert-Blondeel, IR for Futuremedia, T: +44 1308 863871.


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